UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 22, 2024, Biodexa Pharmaceuticals PLC (the “Company”) filed a report on Form 6-K announcing that the Company had entered into letter agreements (the “Agreements”) with certain accredited investors (collectively, the “Holders”) of the Company’s outstanding Series E warrants (“Series E Warrants”) and Series F warrants (“Series F Warrants”) issued on December 21, 2023 (collectively, the “Existing Warrants”). This report on Form 6-K is being filed to report the closing of the previously disclosed transaction and to correct certain scrivener errors contained in the previously filed report on Form 6-K, as well as in Exhibits 4.1 and 4.2, which are re-filed hereto, and to update the gross proceeds from warrant exercises previously announced by the Company.

Warrant Inducement Transaction

On May 24, 2024, the Company closed the transactions contemplated by the Agreements (the “Closing”). Pursuant to the terms of the Agreements, each Holder who exercised its Existing Warrants received one (1) replacement warrant for each Series E Warrant exercised (the “Series G Warrants”) and one (1) replacement warrant for each Series F Warrant exercised (“Series H Warrants,” and collectively with the Series G Warrants, the “Replacement Warrants”). The Holders collectively exercised an aggregate of 4,036,151 Existing Warrants consisting of: (i) 1,572,674 Series E Warrants and (ii) 2,463,477 Series F Warrants. As a result of the exercises, the Company will, subject to certain Existing Warrants being held in abeyance, issue an aggregate of 4,036,151 of its American depositary shares (“ADSs”), with each ADS representing 400 of the Company’s ordinary shares, nominal value £0.001 per share. In connection therewith, the Company issued Replacement Warrants to the Holders exercisable for an aggregate of 6,054,230 ADSs at an exercise price of $2.50 per share.

In connection with the exercise of the Existing Warrants, the Company received gross proceeds of approximately $6.05 million, before deducting placement agent fees and estimated offering expenses.

On May 24, 2024, in connection with the Closing, the Company issued placement agent warrants to purchase an aggregate of 161,446 ADSs to Ladenburg Thalmann & Co., Inc.

The information included in this report on Form 6-K, including Exhibits 4.1, 4.2 and 4.3, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-214969) and Form F-3 (File No. 333-233901) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2024 is:

Exhibit No.	Description
4.1	Form of Series G Warrant.
4.2	Form of Series H Warrant.
4.3	Form of Placement Agent Warrant.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 28, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

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